Mail Stop 4561

August 22, 2007

Via U.S. Mail and Fax (860-525-1654)
Mr. David Mladen
Chief Executive Officer
Excellency Investment Realty Trust, Inc.
270 Laurel Street, 1st floor
Hartford, CT 06105

   RE: **Excellency Investment Realty Trust, Inc.**
      Form 10-KSB for the period ended December 31, 2006
      Filed April 17, 2007
      File No. 0-50675

Dear Mr. Mladen:

   We have reviewed your response letter dated July 30, 2007 and amendment filed August 20, 2007, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Consolidated Financial Statements and Supplementary Data

1. We note that you have restated your financial statements for both 2006 and 2005. Please amend your filing to identify the financial statements as restated and include a footnote regarding the restatement.

2. Please have both your current and previous auditors explain to us why the have not revised and updated their opinions regarding the restatement. Reference is made to AU 508.

3.   Please file an 8-K pursuant to Item 4.02 regarding the restatement of your
        financial statements.

Consolidated Statements of Cash Flows, page F-5

4.   Please tell us why the purchase price of $479,000 for the limited partnership
        interests owned by Goran Mladen is not reflected in your 2005 net cash used in
        investing activities as discussed in your letter dated June 18, 2007.

5.   Also, explain to us why the reported amount for proceeds from mortgage
        refinancing has changed from the amount previously reported.

        Please respond to the comments included in this letter within ten business days. If
you have any questions, you may contact William Demarest at (202) 551-3432 or me at
(202) 551-3780.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant